
CRONOS


02033875



IEA Income Fund XII, L.P.

2001 Annual Report

April 30, 2002

To The Limited Partners in IEA Income Fund XII, L.P.:

Enclosed herein is the annual report for IEA Income Fund XII, L.P. (the "Partnership") for the year ended December 31, 2001. In this report, we discuss prevailing economic and market conditions and their effect on Partnership operations during the period.

The commencement of 2001 was marked by weakness in the U.S. economy, with slowdowns in manufacturing and capital spending, combined with excess container inventories, creating uncertain prospects for the global economy. As the year progressed, this weakness soon spread overseas, with the world's major and developing economies declining in tandem due in large part to a sharp fall-off in demand for foreign-made goods from the U.S. Subsequent to the events of September 11, 2001, uncertainty over the short-term prospects for the world's economies intensified and compounded the global economic slump already underway. This uncertainty weighed heavily on those industries most dependent on world trade and further pressured the business of the Partnership, as well as that of our customers, the shipping lines.

The container leasing industry faced a challenging and difficult year during 2001. The aforementioned economic conditions resulted in reduced demand for leased containers as well as increased off-hire inventories, and contributed to lower utilization and per-diem rental rates. At the same time, the shipping lines have begun taking delivery of larger container ships that had been ordered in prior periods in anticipation of an economic recovery. Due to the sluggish global economy, the excess shipping capacity created by the larger container ships has put added pressure on the business of our customers. They, too, have had to cut costs and reduce excess container inventories.

Although the container leasing industry is dependent upon the volume of world trade, I would like to take this opportunity to provide you with some perspective concerning other factors that influence the market for container leasing. Over the past 10 years, our industry has been witness to a shift in many of the fundamental elements that define our business. These fundamental elements include new container prices, utilization rates and per-diem lease rates, all of which are interrelated and generally serve as performance indicators for the container leasing industry.

As referenced in our quarterly investor reports, the Partnership's revenue is dependent on the supply and demand for its containers, measured by the utilization rate of its fleet, as well as per-diem lease rates. There is also a strong relationship between new container prices and current per-diem lease rates. Dry cargo container per-diem lease rates achieved their highest levels in 1992, while the cost of a new dry cargo container also reached its highest point during the same period. Since that time, new container prices and per-diem lease rates have declined by approximately 50%. Many factors have contributed to these declines, but none has been more influential than China's dominance of global container production. China now accounts for approximately 80% of the world's dry cargo container production. Since 1992, the price of a standard twenty-foot dry cargo container has declined from an average of $2,900 to approximately $1,200 today. Additionally, the aggressive new container purchasing programs of the container leasing companies and shipping lines over the last ten years should not be overlooked. During this period, the availability of low-cost capital resulted in container leasing companies and shipping lines purchasing new containers at levels that contributed to conditions of oversupply. Unforeseen economic events, including the Asian financial crises of the late 1990's and the current global economic slowdown, further exacerbated the oversupply of containers.

As a result of these conditions, the Partnership's operating performance has declined, and you are undoubtedly disappointed – as we are – with these results. Unfortunately, most investors suffered from the effects of the contracting economy over the past year, and the Partnership was no exception. During 2001, we implemented a strategic plan focused on increasing revenues and reducing costs. Key objectives of this plan include the strategic repositioning of containers to areas where we foresee an increase in demand. This ensures that containers are in the right place at the right time to take advantage of specific market opportunities. We also focused on the reduction of costs through our decision to outsource the General Partner's investor services as a means of reducing the costs of the Partnership.

Key domestic and global economic indicators have recently suggested that the world economies may be in the early stages of recovery. It is, of course, impossible to predict the speed or strength of economic recovery, the timing of any significant rebound in the volume of world trade, or the pace of improvement in overall leasing market activity. Yet, we look ahead with growing optimism. While exports from Asia to the U.S. had been weak due to low consumer demand, the container leasing market has recently shown important signs of stability, specifically with respect to Intra-Asia trade. Lease out activities for most Asian locations have improved, and empty containers are being repositioned to the area to meet the current demand. Additionally, since September 11, 2001, the credit markets have tightened, and the availability of capital to container leasing companies, as well as to the shipping lines for the acquisition of new containers, has become scarce. We expect this to have a positive impact on existing container inventories as fewer new containers are added to the worldwide container fleet and as our customers increase the size of their leased fleets to meet the demand created by the world's improving economies. We expect to be an important part of our customers' leasing needs during 2002 by assisting them with their requirements for marine cargo containers, and we are cautiously optimistic regarding the performance and profitability of the Partnership.

Sincerely,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Net lease revenue	$ 2,889,321	$ 4,385,405	$ 3,777,357	$ 5,116,640	$ 5,664,267
Net income (loss)	$ (2,774,091)	$ 477,029	$ 27,190	$ 1,412,913	$ 1,843,048
Net income (loss) per unit of limited partnership interest	$ (0.82)	$ 0.09	$ (0.05)	$ 0.34	$ 0.44
Cash distributions per unit of limited partnership interest	$ 0.83	$ 1.18	$ 1.40	$ 1.44	$ 1.57
At year-end:					
Total assets	$26,678,831	$ 33,264,138	$ 37,361,840	$ 42,699,854	$ 46,616,186
Partners' capital	$26,678,831	$ 33,264,138	$ 37,107,340	$ 42,236,906	$ 46,153,238

Independent Auditors' Report

The Partners
IEA Income Fund XII, L.P.

We have audited the accompanying balance sheets of IEA Income Fund XII, L.P. (the "Partnership") as of December 31, 2001 and 2000, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, CA
February 15, 2002

IEA Income Fund XII, L.P.

Balance Sheets
As of December 31,

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents, includes $1,436,917 in 2001 and $1,287,792 in 2000 in interest-bearing accounts (note 3)	$ 1,451,917	$ 1,512,512
Net lease receivables due from Leasing Company (notes 1 and 4)	190,347	517,461
Total current assets	1,642,264	2,029,973
Container rental equipment, at cost	55,165,274	59,984,866
Less accumulated depreciation	30,128,707	28,750,701
Net container rental equipment (note 1)	25,036,567	31,234,165
Total assets	$ 26,678,831	$ 33,264,138
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (220,479)	$ (154,625)
Limited partners (note 9)	26,899,310	33,418,763
Total partners' capital	$ 26,678,831	$ 33,264,138

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Years Ended December 31,

	2001	2000	1999
Net lease revenue (notes 1 and 7)	$ 2,889,321	$ 4,385,405	$ 3,777,357
Other operating expenses:			
Depreciation and amortization (note 1)	3,447,161	3,597,565	3,646,478
Other general and administrative expenses	178,722	109,479	126,510
Net loss on disposal of equipment	468,865	260,203	64,570
Impairment losses	1,617,363	-	-
	5,712,111	3,967,247	3,837,558
Income (loss) from operations	(2,822,790)	418,158	(60,201)
Other income:			
Interest income	48,699	58,871	87,391
Net income (loss)	$ (2,774,091)	$ 477,029	$ 27,190
Allocation of net income (loss):			
General partner	$ 91,228	$ 153,327	$ 186,432
Limited partners	(2,865,319)	323,702	(159,242)
	$ (2,774,091)	$ 477,029	$ 27,190
Limited partners' per unit share of net income (loss)	$ (0.82)	$ 0.09	$ (0.05)

The accompanying notes are an integral part of these financial statements.

Statements of Partners' Capital
For the Years Ended December 31, 2001, 2000 and 1999

	Limited Partners	General Partner	Total
Balances at January 1, 1999	$ 42,301,803	$ (64,897)	$ 42,236,906
Net income (loss)	(159,242)	186,432	27,190
Cash distributions	(4,919,028)	(237,728)	(5,156,756)
Balances at December 31, 1999	37,223,533	(116,193)	37,107,340
Net income	323,702	153,327	477,029
Cash distributions	(4,128,472)	(191,759)	(4,320,231)
Balances at December 31, 2000	33,418,763	(154,625)	33,264,138
Net income (loss)	(2,865,319)	91,228	(2,774,091)
Cash distributions	(3,654,134)	(157,082)	(3,811,216)
Balances at December 31, 2001	$ 26,899,310	$ (220,479)	$ 26,678,831

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
For the Years Ended December 31,

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (2,774,091)	$ 477,029	$ 27,190
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	3,447,161	3,597,565	3,646,478
Net loss on disposal of equipment	468,865	260,203	64,570
Loss on impairment	1,617,363	-	-
Decrease (increase) in net lease receivables due from Leasing Company	256,265	322,078	(11,330)
Decrease in accrued expenses (note 5)	-	(254,500)	(208,448)
Total adjustments	5,789,654	3,925,346	3,491,270
Net cash provided by operating activities	3,015,563	4,402,375	3,518,460
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	847,850	455,702	551,416
Purchases of container rental equipment	(112,792)	(136,759)	(199,342)
Acquisition fees paid to general partner	-	-	(9,967)
Net cash provided by investing activities	735,058	318,943	342,107
Cash flows from financing activities			
Distributions to partners	(3,811,216)	(4,320,231)	(5,156,756)
Net increase (decrease) in cash and cash equivalents	(60,595)	401,087	(1,296,189)
Cash and cash equivalents at beginning of year	1,512,512	1,111,425	2,407,614
Cash and cash equivalents at end of year	$ 1,451,917	$ 1,512,512	$ 1,111,425

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

IEA Income Fund XII, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on August 28, 1991 for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with the general partner. The Partnership shall continue until December 31, 2011, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on January 31, 1992, when the minimum subscription proceeds of $2,000,000 were obtained. The Partnership offered 3,750,000 units of limited partnership interest at $20 per unit, or $75,000,000. The offering terminated on November 30, 1992, at which time 3,513,594 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

A Leasing Agent Agreement exist between the Partnership and the leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to the general partner. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to the general partner. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to the general partner. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to the general partner, with the remaining distributions from operations charged to partners' capital.

(f) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment.

(g) Container Rental Equipment

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Because the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed.

In June 2001, the Partnership recorded impairment charges relating to refrigerated container equipment which reduced results of operations by $1,617,363 or $0.46 per limited partnership unit. The impairment charges were a result of CCC's and the Leasing Company's review of the Partnership's refrigerated container equipment. The purpose of the review was to consider recent changes in the marketplace and economic environment and to identify the consequences, if any, from an accounting perspective. The Leasing Company identified a number of issues that have had an impact on the carrying value of certain equipment at June 30, 2001.

i. In 1992, the Montreal Protocol outlawed the production of the R12 refrigerant gas by developed countries. Since that date, shipping lines and leasing companies have operated fleets including refrigerated container equipment with the R12 refrigerant gas (the "R12 Containers"). However, the environmental impact of refrigerant gases has become increasingly prominent. On January 1, 2001, it became illegal for R12 to be handled, other than for disposal, in most member countries of the European Union.

ii. Several of the major shipping lines that lease from the Leasing Company, as well as other leasing companies, have committed to eliminating R12 Containers from their fleets in 2001. Inventories consisting of R12 Containers will continue to increase as shipping lines redeliver the containers from existing leases.

iii. During 2000, the Leasing Company completed a number of term leases for R12 Containers. However, over the course of 2001, the factors outlined above, together with the deteriorating economic environment, have resulted in a very slow leasing market for R12 Containers. In addition, it is probable that residual prices for R12 Containers will decrease as R12 containers are redelivered from existing leases.

The Leasing Company considered the impact of these factors in June 2001 and decided to change the current marketing strategy for R12 Containers. The Leasing Company concluded that, effective July 1, 2001, inventories of R12 Containers would be targeted for immediate sale. The Leasing Company also conducted a review of R12 Containers that were on lease at June 30, 2001.

Assets to be disposed of: In June 2001, the Leasing Company committed to a plan to dispose of 60 R12 Containers with a carrying value of $633,513. It was concluded that the carrying value of these R12 containers exceeded fair value and accordingly, an impairment charge of $472,513 was recorded to operations under impairment losses. It is expected that these R12 Containers will be will be disposed of over the next several quarters. During the year ended December 31, 2001, the Partnership sold five refrigerated containers which were targeted for sale as of June 30, 2001 and recognized a gain of $8,606.

Assets to be held and used: The Leasing Company conducted a review of 186 R12 Containers with a carrying value of $2,010,716 that were on lease at June 30, 2001. It was concluded that the carrying value of these R12 Containers exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $1,144,850 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows.

There were no impairment charges to the carrying value of container rental equipment during 2000 and 1999.

Container rental equipment is depreciated using the straight-line basis. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes is an increase to depreciation expense of approximately $82,200 from June 1 to December 31, 2001.

(h) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(i) Financial Statement Presentation

The Partnership has determinedthat, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(j) New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for all fiscal years beginning after June 15, 2002. This standard requires a company to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying value of the related long-lived asset. The Registrant is currently evaluating the impact that SFAS No. 143 will have on its financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for all fiscal years beginning after December 15, 2001 with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, but retains its fundamental provisions relating to the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long lived assets to be disposed of by sale. SFAS No. 144 will be adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements.

(k) Reclassification

The Partnership has reclassified net loss on disposal of equipment and impairment losses, from other income (loss) to other operating expenses, a component of loss from operations. All periods have been adjusted to reflect this reclassification.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers and refrigerated containers. As of December 31, 2001, the Partnership owned 8,318 twenty-foot, 4,864 forty-foot and 199 forty-foot high-cube marine dry cargo containers, as well as 240 twenty-foot and 256 forty-foot marine refrigerated cargo containers. A summary of gross lease revenue earned by the Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
Dry cargo containers	$ 4,246,582	$ 5,526,593	$ 5,528,632
Refrigerated containers	1,057,202	1,265,724	1,200,055
Total	$ 5,303,784	$ 6,792,317	$ 6,728,687

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information.

One sub-lessee of the Leasing Company contributed approximately 11% or $649,961 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2001. No single sub-lessee of the Leasing Company contributed more than 10% of the Leasing Company's rental revenue earned during 2000 and 1999 on behalf of the Partnership.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease receivables at December 31, 2001 and 2000 were as follows:

	December 31, 2001	December 31, 2000
Gross lease receivables	$ 1,123,327	$ 1,601,580
Less:		
Direct operating payables and accrued expenses	537,740	428,702
Damage protection reserve (note 6)	48,100	138,819
Base management fees payable	219,922	268,241
Reimbursed administrative expenses	23,973	76,784
Allowance for doubtful accounts	103,245	171,573
Net lease receivables	$ 190,347	$ 517,461

(5) Accrued Expenses

Accrued expenses consisted of amounts reserved for the expected repairs on the Partnership's refrigerated containers that contained manufacturer's defects, as well as the costs of retrofitting its refrigerated containers with non-CFC refrigerants. At December 31, 2001, this reserve was no longer considered necessary.

(6) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(7) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC and its affiliates from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2001, 2000 and 1999, was as follows:

	2001	2000	1999
Rental revenue	$ 5,303,784	$ 6,792,317	$ 6,728,687
Less:			
Rental equipment operating expenses	1,751,336	1,579,775	2,091,307
Base management fees (note 8)	365,928	462,077	463,879
Reimbursed administrative expenses (note 8):			
Salaries	200,052	245,608	207,397
Other payroll related expenses	20,274	22,361	35,387
General and administrative expenses	76,873	97,091	153,360
	$ 2,889,321	$ 4,385,405	$ 3,777,357

(8) Compensation to General Partner and its Affiliates

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC or its affiliates:

	2001	2000	1999
Base management fees	$ 365,928	$ 462,077	$ 463,879
Reimbursed administrative expenses	297,199	365,060	396,144
	$ 663,127	$ 827,137	$ 860,023

(9) Limited Partners' Capital

Cash distributions made to the limited partners during 2001, 2000 and 1999 included distributions of proceeds from equipment sales in the amount of $828,624, $573,888 and $629,520, respectively. These distributions, as well as cash distributed from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2001, 2000 and 1999 was $8, $10 and $11, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 3,513,594, the total number of limited partnership units.

Liquidity and Capital Resources

During the Registrant's first 10 years of operations, the Registrant's primary objective was to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from the gross subscription proceeds (equal to approximately 1% of such proceeds), the Registrant relied primarily on container rental receipts to meet this objective as well as to finance current operating needs. No credit lines are maintained to finance working capital. Commencing in 2000, the Registrant's 11th year of operations, the Registrant began focusing its attention on the disposition of its fleet in accordance with another of its original investment objectives, realizing the residual value of its containers after the expiration of their economic useful lives, estimated to be between 12 to 15 years after placement in leased service. During 2002, the Registrant will continue actively disposing of its fleet, while cash proceeds from equipment disposals, in addition to cash from operations, will provide the cash flow for distributions to the limited partners. The decision to dispose of containers is influenced by various factors including age, condition, suitability for continued leasing as well as the geographical location when disposed.

Cash distributions from operations are allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds are allocated 1% to the general partner and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners have received aggregate distributions in an amount equal to their capital contributions, plus a 10% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to the general partner and 85% to the limited partners, pursuant to Section 6.1(b) of the Registrant's Partnership Agreement.

From inception through February 28, 2001, the Registrant has distributed $51,528,117 in cash from operations and $2,131,584 in cash from container sales proceeds to its limited partners. This represents total distributions of $53,659,701 or approximately 76% of the limited partners' original invested capital. Distributions are paid monthly, based primarily on each quarter's cash flow from operations. Distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. The Registrant's disposal activity should produce lower operating results and, consequently, lower distributions from operations to its partners in subsequent periods. Sales proceeds distributed to its partners may fluctuate in subsequent periods, reflecting the level of container disposals.

At December 31, 2001, the Registrant had $1,451,917 in cash and cash equivalents, a decrease of $60,595 from the cash balances at December 31, 2000 and an increase of $340,492 from the December 31, 1999. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities was $3,015,560 and $4,402,375 during 2001 and 2000, respectively, primarily generated from the billing and collection of net lease revenue.

Cash from Investing Activities: Net cash provided by investing activities was $735,060 and $318,943 in 2001 and 2000, respectively. Cash provided by investing activities during 2001 included $847,850 in proceeds generated from the sale of rental equipment and cash expenditures of approximately $113,000 resulting from the reshelling of refrigerated containers. See Part I, Item 2, herein, for a description of the Registrant's refrigerated container reshell costs. During 2000, cash provided by financing activities included $455,702 in proceeds generated from the sale of rental equipment, as well as approximately $137,000 of costs associated with the reshelling of refrigerated containers.

Cash from Financing Activities: Net cash used in financing activities was $3,811,216 during 2001 compared to $4,320,231 during 2000. These amounts represent distributions to the Registrant's general and limited partners. The Registrant's continuing container disposals, as well as current market conditions, should produce lower operating results and, consequently, lower distributions to its partners in subsequent periods.

Results of Operations

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

A Leasing Agent Agreement ("Agreement") exists between the Registrant and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers, and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. At December 31, 2001, 87% of the original equipment remained in the Registrant's fleet, as compared to 92% at December 31, 2000. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2001.

	Dry Cargo Containers			Refrigerated Containers	
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot
Containers on lease:					
Master lease	3,098	1,317	89	99	53
Term lease (1-5 years)	2,825	1,542	35	77	142
Subtotal	5,923	2,859	124	176	195
Containers off lease	2,395	2,005	75	64	61
Total container fleet	8,318	4,864	199	240	256

	Dry Cargo Containers						Refrigerated Containers			
	20-Foot		40-Foot		40-Foot High-Cube		20-Foot		40-Foot	
	Units	%	Units	%	Units	%	Units	%	Units	%
Total purchases	9,743	100%	5,426	100%	213	100%	248	100%	309	100%
Less disposals	1,425	15%	562	10%	14	7%	8	3%	53	17%
Remaining fleet at December 31, 2001	8,318	85%	4,864	90%	199	93%	240	97%	256	83%

The demand for dry cargo containers has been adversely affected by the slowdown in the global economy resulting in an excess supply of containers in many locations. Transpacific trade, a large proportion of which consists of technology-related goods, has been largely affected by the slowdown of the US economy, while the contraction in the Japanese economy contributed to lower levels of intra-asian trade. For the first time in many years, the GDP growth rates of the United States, Europe, and Japan decelerated simultaneously, contributing to lower utilization rates and higher container inventories throughout the world.

As a result of the increasing world-wide container inventories during 2001, the demand for new container production has declined. Although a slowdown in new container production should have positive short and long-term effects for the container leasing industry, a reduction in new containers will not significantly reduce off-hire container inventories without an improvement in the world's economies. During the fourth quarter of 2001, prices for new containers reached historic lows, creating further downward pressures on future per-diem rates and container residual values.

Recent corporate failures and defaults within the credit markets, as well as an increasingly cautious business climate since September 11, 2001, have contributed to lower levels of capital available for new container purchases. Accordingly, a more conservative credit market should result in a reduction of funding for new container production and, in the short term, contribute to improving the level of off-hire container inventories for both leasing companies and shipping lines. In response to the foregoing, the Leasing Company continues to implement a number of marketing initiatives which are designed to target identified leasing opportunities and enhance inventory management of the Registrant's fleet.

The effect of the slowdown in global economic conditions on the container leasing industry's customers, the shipping lines, coupled with their acquisition of new, larger container ships, appear to have created a condition of excess shipping capacity. This may ultimately result in some shipping lines experiencing financial difficulty, insolvency, or consolidation and ultimately influence the demand for leased containers. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	18,927	19,715	20,067
Refrigerated containers	758	770	796
Average utilization rates			
Dry cargo containers	66%	75%	69%
Refrigerated containers	74%	80%	67%

The Registrant's average dry cargo and refrigerated container per-diem rental rates for the year 2001 decreased 10% and 7%, respectively, from 2000 levels. The decline in the Registrant's fleet size, combined with the net reduction in utilization and average per-diem rental rates, contributed to a 22% decline in gross rental revenue (a component of net lease revenue) when compared to the previous year.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet.

Income (loss) from operations for the year ended December 31, 2001 was a loss of $2,822,790, compared to income of $418,158 for the prior year. The decline was primarily due to a decline in net lease revenue of $1,496,084, an increase in the net loss on disposal of equipment of $208,662, an increase in asset impairment losses of $1,617,363, partially offset by a $150,404 decline in depreciation expense.

Net lease revenue was $2,889,321 for the year 2001 compared to $4,385,405 for the prior year. The decrease was due to a $1,488,533 decline in gross rental revenue and a $171,561 increase in rental equipment operating expenses from the year 2000. Gross rental revenue was impacted by the Registrant's smaller fleet size, lower per-diem rental rates and lower fleet utilization rates. The increase in direct operating expense was attributable to the Registrant's lower utilization rate in 2001, and its impact on activity based expenses such as storage, handling and repair and maintenance. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $164,010 when compared to the year 2000, and partially offset the decline in gross lease revenue.

Depreciation expense of $3,447,161 in 2001 was $150,404 lower than 2000 due to a declining fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $82,200 since June 1, 2001.

Other general and administrative expenses were $178,722 in 2001, an increase of $69,243 or 63% when compared to 2000. Contributing to this increase were professional fees, costs related to investor communications, and net exchange rate losses.

Net loss on disposal of equipment was a result of the Registrant disposing of 767 containers in 2001, as compared to 483 containers during 2000. These disposals resulted in a net loss of $468,865 for 2001, compared to a net loss of $260,203 for 2000. The Registrant believes that the net loss on container disposals in 2001 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals. As a result of current world events and market conditions, the Registrant re-evaluated its asset impairment criteria pursuant to the Financial Accounting Standards Board's accounting pronouncement SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Impairment charges were incurred by the Registrant relating to refrigerated container equipment with R12 refrigerant gas (the "R12 Containers"). In the second quarter of 2001, the Leasing Company undertook a review of the Registrant's refrigerated container equipment. Due to the environmental impact of the R12 refrigerant gas and other R12 Container marketing considerations, the Leasing Company concluded that effective July 1, 2001, off-hire inventories of the Registrant's R12 Containers would be targeted for immediate sale. The Leasing Company also conducted a review of the Registrant's R12 Containers that were on lease at June 30, 2001.

Assets to be disposed of: In June 2001, the Leasing Company committed to a plan to dispose of 60 R12 Containers with a carrying value of $633,513. It was concluded that the carrying value of these R12 Containers exceeded fair value and accordingly, an impairment charge of $472,513 was recorded to operations under impairment losses. It is expected that these R12 Containers will be disposed of over the next several quarters. Included in the net loss on the disposal of equipment for the year 2001 is a gain of $8,606 on the sale of five refrigerated containers that were targeted for sale as of June 30, 2001. Fair value was determined by discounting future expected cash flows.

Assets to be held and used: The Leasing Company conducted a review of 186 R12 Containers with a carrying value of $2,010,716 that were on lease at June 30, 2001. It was concluded that the carrying value of these R12 Containers exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $1,144,850 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Income (loss) from operations for the year ended December 31, 2000 was income of $418,158, compared to a loss of $60,201 for the prior year. The increase was primarily due to an increase in net lease revenue of $608,048 and a $48,913 decline in depreciation expense.

Net lease revenue of $4,385,405 for the year 2000 was $608,048 higher compared to the prior year. The increase was primarily attributable to higher utilization levels during 2000, offsetting lower per-diem rental rates. Average dry cargo and refrigerated container per-diem rental rates decreased 7% and 6%, respectively, from 1999 levels. Increases in utilization for both the dry and refrigerated containers contributed to a $63,630 increase in gross rental revenue and a $511,532 reduction in rental equipment opreating expenses, such as storage and handling. Other components of net lease revenue, including management fees and reimbursed administrative expenses, were lower by a combined $32,886 when compared to the prior year.

Depreciation expense of $3,597,565 in 2000 was $48,913 lower than 1999 due to an aging, declining fleet.

Other general and administrative expenses decreased to $109,479 in 2000, from $126,510 in 1999, representing a decline of $17,031.

Net loss on disposal of equipment was a result of the Registrant disposing of 483 containers during 2000, as compared to 232 containers during 1999. These disposals resulted in a net loss of $64,570 for 2000 as compared to a net loss of $260,203 for 1999. The Registrant believes that the net loss on container disposals in 2000 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

(This Page Intentionally Left Blank)

IEA INCOME FUND XII, L.P.
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 15th Floor
San Francisco, CA 94111

Officers of the General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Board of Directors of the General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



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CRONOS

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